Exhibit 99.1
Execution Version

FOURTH AMENDING AGREEMENT
THIS AGREEMENT is made as of December 8, 2015
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
THE TORONTO-DOMINION BANK,
TORONTO DOMINION (NEW YORK) LLC,
BANK OF MONTREAL,
BANK OF MONTREAL, CHICAGO BRANCH,
NATIONAL BANK OF CANADA,
UNION BANK, CANADA BRANCH,
MUFG UNION BANK, N.A. (formerly named, UNION BANK, N.A.),
ALBERTA TREASURY BRANCHES,
BANK OF AMERICA, N.A., CANADA BRANCH,
BARCLAYS BANK PLC,
CAISSE CENTRALE DESJARDINS,
CAISSE CENTRALE DESJARDINS US BRANCH,
WELLS FARGO BANK, N.A., CANADIAN BRANCH and
SOCIÉTÉ GÉNÉRALE
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation
1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the credit agreement made as of June 4, 2014 between the Borrowers, the Lenders and the Agent, as further amended, modified and supplemented to the date hereof.
1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.5.    The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:
Schedule A – Lenders and Commitments; and
Schedule B – Form of Confirmation of Guarantee.

2.	Amendments and Supplements
2.1.    Changes in Pricing. The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the table contained therein in its entirety and to substitute the following table therefor:

Senior Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on Libor Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Revolving Facility and the U.S. Facility
less than or equal to 1.0:1.0	[redacted] per annum	[redacted] per annum	[redacted] per annum
greater than 1.0:1.0 and less than or equal to 1.75:1.0	[redacted] per annum	[redacted] per annum	[redacted] per annum
greater than 1.75:1.0 and less than or equal to 2.25:1.0	[redacted] per annum	[redacted] per annum	[redacted] per annum
greater than 2.25:1.0 and less than or equal to 3.0:1.0	[redacted] per annum	[redacted] per annum	[redacted] per annum
greater than 3.0:1.0 and less than or equal to 3.75:1.0	[redacted] per annum	[redacted] per annum	[redacted] per annum
greater than 3.75:1.0 and less than or equal to 4.50:1.0	[redacted] per annum	[redacted] per annum	[redacted] per annum
greater than 4.50:1.0	[redacted] per annum	[redacted] per annum	[redacted] per annum
2.2.    Decrease in Revolving Syndicated Credit Facility. The existing definition of "Revolving Syndicated Facility" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the reference therein to "Cdn.$950,000,000" and to substitute "Cdn.$750,000,000" therefor.
2.3.    Addition of New Negative Covenants. Section 10.2 of the Credit Agreement is hereby amended to adding the following as new subparagraphs thereto:
"(l)    No-Hoarding
At any time prior to and including December 31, 2017, the Canadian Borrower shall not, nor shall it permit any Subsidiary to, use the proceeds of any Loan to accumulate or maintain cash or cash equivalents in one or more accounts (including, for certainty, any depository, investment or securities account) maintained by the Canadian Borrower or any of its Subsidiaries in an amount, in the aggregate, greater than [redacted] (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency), but excluding therefrom amounts accumulated or maintained therein in the ordinary course of business, and (for certainty) the Lenders may refuse to make any requested Drawdown which the Lenders, acting reasonably, determine would result in a contravention of this Section 10.2(l).

(m)    Restriction on Note and Debenture Redemptions and Repurchases
At any time prior to and including December 31, 2017, the Canadian Borrower shall not, nor shall it permit any Subsidiary to, redeem, retire, defease, purchase, prepay or otherwise acquire for value more, in the aggregate, than [redacted] (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) in principal amount of any one or more of the following: (i) the Baytex HY Notes; (ii) the unsecured debentures issued by the Canadian Borrower under the trust indenture dated as of August 26, 2009 and amended and restated as of January 1, 2011; or (iii) any other indebtedness for borrowed money evidenced by a bond, debenture, note or other similar evidence of indebtedness (including Convertible Debentures), but (for certainty) excluding any repayment or prepayment of: (A) Obligations, (B) Purchase Money Obligations, (C) such indebtedness to a Borrower or a Subsidiary from another Borrower or Subsidiary or (D) pre-existing indebtedness of a person which is acquired by the Canadian Borrower or its Subsidiaries (and which thereafter becomes a Subsidiary).
(n)    Restriction on Equity Repurchases
At any time prior to and including December 31, 2017, the Canadian Borrower shall not, nor shall it permit any Subsidiary to, purchase, redeem, retract, retire or otherwise acquire any shares in the capital of the Canadian Borrower or any warrants, options or similar rights with respect to any of the shares in the capital of the Canadian Borrower of any class (but excluding warrants, options or similar rights relating to compensation to, or performance by, employees, officers or directors of the Canadian Borrower or its Subsidiaries)."
2.4.    Amendments to Financial Covenants. Section 10.3 of the Credit Agreement is hereby amended to delete the existing Section 10.3 in its entirety and to substitute the following therefor:
"10.3    Financial Covenants
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:
(a)    Senior Debt to Capitalization Ratio
The Canadian Borrower shall not:

(i)	at any time prior to and including December 31, 2017, permit the Senior Debt to Capitalization Ratio to exceed 0.65:1.00; and

(ii)	at any time thereafter, permit the Senior Debt to Capitalization Ratio to exceed 0.55:1.00.

(b)    Senior Debt to EBITDA Ratio
The Canadian Borrower shall not:

(i)	as at each Quarter End prior to and including December 31, 2017, permit the Senior Debt to EBITDA Ratio to exceed 5.25:1.00; and

(ii)	as at each Quarter End thereafter, permit the Senior Debt to EBITDA Ratio to exceed 3.50:1.00.
(c)    Debt to EBITDA Ratio
The Canadian Borrower shall not:

(i)	as at each Quarter End prior to and including the December 31, 2017, permit the Debt to EBITDA Ratio to exceed 5.25:1.00; and

(ii)	as at each Quarter End thereafter, permit the Debt to EBITDA Ratio to exceed 4.00:1.00."
2.5.    Amendments to Events of Default. Section 12.1 of the Credit Agreement is hereby amended to:

(a)	delete the reference to "Section 10.3" in Section 12.1(c) thereof and to substitute "Section 10.2(m), 10.2(n), 10.3" therefor; and

(b)	add the following as a new subparagraph therein immediately after the existing subparagraph (c) thereto:

"(c.1)
Certain Covenant Defaults (5 Day Cure Period): if the Canadian Borrower fails to observe or perform the covenant in Section 10.2(l) and the Canadian Borrower shall fail to remedy such default within a period of 5 Banking Days after the failure by the Borrower to observe or perform the same;".

2.6.    Addition of True-up Provisions.

(a)	Amendments to Definitions.

(i)	The following new definitions shall be added to Section 1.1(1) of the Credit Agreement in the appropriate alphabetical order:
"Acceleration" has the meaning set out in Section 12.10(1).
"Aggregate Individual Revolving Canadian Commitment" means, in respect of each Lender as at any relevant date of determination, an amount equal to the aggregate Commitments of such Lender under the Revolving Facilities.

"Total Revolving Canadian Commitment" means, as at any relevant date of determination, an amount equal to the aggregate Commitments of all Lenders under the Revolving Facilities.

(ii)	The definition of "Majority of the Lenders" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the existing proviso thereto and to substitute therefor the following:
"provided that, notwithstanding the foregoing:

(i)
for the purposes of determining the Rateable Portions of the Outstanding Principal under the Revolving Facilities during the continuance of a Default or Event of Default, such Rateable Portions shall be determined as if an Acceleration had occurred and the purchase of participations and other transactions and adjustments contemplated by Section 12.10(1)(a) had been completed so that the aggregate Outstanding Principal owing to each of the Lenders under the Revolving Facilities is in the same proportion as each Lender's Aggregate Individual Revolving Canadian Commitment is to the Total Revolving Canadian Commitment as at any date of determination; and

(ii)
matters that affect only one of the Credit Facilities and which require the consent of a "Majority of the Lenders" shall require the consent of a Majority of the Lenders which are Lenders under that Credit Facility."

(b)	Addition of New Section 12.10. The following new Section 12.10 shall be added to Article 12 of the Credit Agreement immediately after the existing Section 12.9 thereof:
"12.10     Adjustments Among Lenders Under Canadian Revolving Facilities

(1)	Notwithstanding anything herein or in any other Document to the contrary, if all Obligations become due and payable pursuant to Section 12.2 (an "Acceleration"):

(a)
each Lender agrees that it shall, at any time or from time to time thereafter at the request of the Agent as required by any Lender, (i) purchase at par on a non-recourse basis a participation in the Loans (including Letters of Credit) owing to each other Lender under the Revolving Facilities and (ii) effect such other transactions and make such other adjustments as are necessary or appropriate, in order that the aggregate Outstanding Principal owing to each of the Lenders under the Revolving Facilities, as adjusted pursuant to this Section 12.10, shall be in the same proportion as each Lender's Aggregate Individual Revolving Canadian Commitment was to the Total Revolving Canadian Commitment immediately prior to the Acceleration; and

(b)
any payment made by or on behalf of any of the Borrowers or Guarantors under or pursuant to the Documents, any proceeds from the exercise of any rights and remedies of the Agent and the Lenders under the Documents and any distribution or payment received by the Agent or the Lenders with respect to the Borrowers and the Guarantors in the event of any bankruptcy, insolvency, winding-up, liquidation, arrangement, compromise or composition, shall be applied against the Outstanding Principal in a manner so that, to the extent possible, the Outstanding Principal owing to each of the Lenders under the Revolving Facilities will be in the same proportion as each Lender's Aggregate Individual Revolving Canadian Commitment was to the Total Revolving Canadian Commitment immediately prior to the Acceleration.

(2)
Each Lender shall, at any time and from time to time at the request of the Agent as required by any Lender, execute and deliver such agreements, instruments and other documents and take such other steps and actions as may be required to confirm, evidence or give effect to the foregoing.

(3)
For certainty, (a) the Lenders shall be obligated to purchase participations and to effect the transactions and adjustments contemplated by this Section 12.10 and (b) the other provisions hereof shall operate and apply, in each case, irrespective of whether any condition in Article 3 is met."

(c)
Amendments to Section 16.10 (Amendments and Waivers). Section 16.10(a)(vi) of the Credit Agreement is hereby amended to add ", 12.7, 12.8, 12.9, 12.10, 15.4" immediately after "2.24" as it appears on the first line thereof.

2.7.    New Schedule A. Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto to, inter alia, provide that the Revolving Syndicated Facility Commitment of each Lender shall be the amount set forth opposite its name on such new Schedule A.

3.	Fees
3.1.    Amendment Fees. The Canadian Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [redacted]% of the aggregate amount of each such Lender's Commitments under the Revolving Syndicated Facility and the Operating Facility after giving effect hereto. The U.S. Borrower hereby agrees to pay to the Agent, for each U.S. Facility Lender, a fee in United States Dollars in an amount equal to [redacted]% of the amount of each such U.S. Facility Lender's U.S. Facility Commitment.

4.	Representations and Warranties
Each Borrower (in the case of the U.S. Borrower, with respect to subparagraphs (a), (b), (c) and (e) of this Section 4 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated or incorporated, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation or incorporation, as the case may be, and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all respects as of the date hereof other than any such representations and warranties which expressly speak of an earlier date.

(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5.	Conditions Precedent
The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrowers shall have paid to the Agent, for each Lender and U.S. Facility Lender, as the case may be, the fees required to be paid pursuant to Section 3 hereof;

(b)
each Guarantor (other than the Baytex LuxCos which shall deliver the same by no later than January 31, 2016 pursuant to Section 6 hereof) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee in the form attached hereto as Schedule B;

(c)
each Borrower shall have delivered to the Agent a current certificate of status, good standing or compliance, as the case may be, in respect of its jurisdiction of formation, certified copies of its constating documents, by-laws and other governing or organizational documents (or a certification there have been no changes thereto since the applicable date of a prior officer's certificate provided by it certifying the same to the Agent and the Lenders) and the resolutions authorizing this Agreement and the transactions hereunder, and an officers' certificate as to the incumbency of the officers thereof signing this Agreement;

(d)
the Agent and the Lenders shall have received a legal opinion from each of (i) Burnet, Duckworth & Palmer LLP, Alberta legal counsel to the Borrowers and the Guarantors and (ii) Lenders' Counsel, each of which shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion; and

(e)
no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6.	Covenant in Respect of the Baytex LuxCos' Delivery of Confirmations of Guarantee
The Canadian Borrower shall (unless otherwise consented to by the Lenders in accordance with the Credit Agreement), by no later than January 31, 2016, have caused each Baytex LuxCo to have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee in the form attached hereto as Schedule B, failing which, and notwithstanding any other provision hereof or in the Credit Agreement (as amended and supplemented by this Agreement) to the contrary, an Event of Default shall be deemed to exist under the Credit Agreement (as amended and supplemented by this Agreement).

7.	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

8.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY CORP.

By:	("Signed")
Rodney D. Gray Chief Financial Officer

By:	("Signed")
Murray Desrosiers Vice President, General Counsel and Corporate Secretary

Signature Page to the Fourth Amending Agreement

BAYTEX ENERGY USA, INC.

By:	("Signed")
Gregory M. Zimmerman President

By:	("Signed")
Barclay M. Ridge Vice President – Land and Secretary

Signature Page to the Fourth Amending Agreement

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as Lender under the Revolving Syndicated Facility, as U.S. Facility Lender and as the Operating Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

THE TORONTO-DOMINION BANK, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

TORONTO DOMINION (NEW YORK) LLC, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

BANK OF MONTREAL, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

NATIONAL BANK OF CANADA, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

ROYAL BANK OF CANADA, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

UNION BANK, CANADA BRANCH, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

MUFG UNION BANK, N.A., in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

ALBERTA TREASURY BRANCHES, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

BANK OF AMERICA, N.A., CANADA BRANCH, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

BARCLAYS BANK PLC, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

CAISSE CENTRALE DESJARDINS, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:
By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

CAISSE CENTRALE DESJARDINS US BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement

WELLS FARGO BANK, N.A., CANADIAN BRANCH, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

SOCIÉTÉ GÉNÉRALE, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement

SCHEDULE A
LENDERS AND COMMITMENTS

Lender	Operating Facility Commitment	Revolving Syndicated Facility Commitment	U.S. Facility Commitment
The Bank of Nova Scotia	[redacted]	[redacted]	[redacted]
Canadian Imperial Bank of Commerce	[redacted]	[redacted]	[redacted]
Royal Bank of Canada	[redacted]	[redacted]	[redacted]
(a) The Toronto-Dominion Bank (b) Toronto Dominion (New York) LLC	[redacted] [redacted]	[redacted] [redacted]	[redacted] [redacted]
(a) Bank of Montreal (b) Bank of Montreal, Chicago Branch	[redacted] [redacted]	[redacted] [redacted]	[redacted] [redacted]
National Bank of Canada	[redacted]	[redacted]	[redacted]
(a) Union Bank, Canada Branch (b) Union Bank, N.A.	[redacted] [redacted]	[redacted] [redacted]	[redacted] [redacted]
Alberta Treasury Branches	[redacted]	[redacted]	[redacted]
Bank of America, N.A., Canada Branch	[redacted]	[redacted]	[redacted]
Barclays Bank PLC	[redacted]	[redacted]	[redacted]
(a) Caisse centrale Desjardins (b) Caisse centrale Desjardins US Branch	[redacted] [redacted]	[redacted]	[redacted] [redacted]

Lender	Operating Facility Commitment	Revolving Syndicated Facility Commitment	U.S. Facility Commitment
Wells Fargo Bank, N.A., Canadian Branch	[redacted]	[redacted]	[redacted]
Société Générale	[redacted]	[redacted]	[redacted]
Total:	Cdn.$50,000,000	Cdn.$750,000,000	U.S.$200,000,000

Fronting Lender	Individual Fronting Limit
The Bank of Nova Scotia	[redacted]
The Toronto-Dominion Bank	[redacted]

SCHEDULE B
FORM OF CONFIRMATION OF GUARANTEE
CONFIRMATION OF GUARANTEE

TO:	The Lenders, the Hedging Affiliates and the Cash Managers
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Corp. (the "Canadian Borrower") and Baytex Energy USA, Inc. (the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers") are party to a credit agreement made as of June 4, 2014, between the Borrowers, the Lenders and the Agent (as amended and supplemented to the date hereof, the "Credit Agreement");

AND WHEREAS [each of] the undersigned guaranteed (a) all of the Obligations of each Borrower under, pursuant or relating to the Credit Agreement and the other Documents, (b) all of the Lender Financial Instrument Obligations and (c) all of the Cash Management Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to [a] OR [the] guarantee made as of [June 4, 2014 OR June 11, 2014 OR July 25, 2014][, as the case may be] ([each, a] OR [the] "Guarantee" [and, collectively, the "Guarantees"]) granted by [each of] the undersigned [(or, in the case of Baytex Energy Ltd., by each of its amalgamation predecessors, Baytex Energy Ltd. and Baytex Finance Company Ltd.)] in favour of the Agent, the Lenders, the Hedging Affiliates and the Cash Managers;

AND WHEREAS, pursuant to a fourth amending agreement (the "Fourth Amending Agreement") made as of the date hereof, the Borrowers, the Lenders and the Agent have agreed to amend and supplement the Credit Agreement;
AND WHEREAS [each of] the undersigned has been provided with a true, correct and complete copy of the Fourth Amending Agreement;

AND WHEREAS [each of] the undersigned wishes to confirm to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers that the Guarantee[s] continue[s] to apply to the Guaranteed Obligations.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders, the Hedging Affiliates and the Cash Managers to [each of] the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), [each of] the undersigned hereby confirms and agrees that [each of] the Guarantee[s] is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Fourth Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations, including, without limitation, the Guaranteed Obligations of the Borrowers under, pursuant or relating to the Credit Agreement as amended by the Fourth Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee[s] including, without limitation, Article 2 and Article 3 of [each] OR [the] Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Fourth Amending Agreement, as the context requires.

DATED as of [•], 20[•].

[INSERT APPLICABLE MATERIAL SUBSIDIARY OR MATERIAL SUBSIDIARIES] [each of the foregoing by the undersigned:]

By:
Name:
Title:

By:
Name:
Title: